

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2023

Harlan Weisman, M.D.
Chief Executive Officer
TFF Pharmaceuticals, Inc.
1751 River Run, Suite 400
Fort Worth, Texas 76107

> **Re: TFF Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 21, 2023**
> **File No. 333-275692**

Dear Harlan Weisman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel K. Donahue, Esq.